UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL OMB Number: 3235-0058 Expires: August 31, 2015 Estimated average burden hours per response . . . . . 2.50

SEC FILE NUMBER 1-8546

CUSIP NUMBER 89656D101

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: November 24, 2012

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Trinity Place Holdings Inc.
Full Name of Registrant

Former Name if Applicable

One Syms Way
Address of Principal Executive Office (Street and Number)

Secaucus, New Jersey 07094
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and (c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Trinity Place Holdings Inc. (the “Company”) requires additional time to complete the financial statements, related footnotes and other disclosures in its Form 10-Q for the fiscal quarter ended November 24, 2012. The predecessor to the Company, Syms Corp. (“Syms”), together with its subsidiaries, filed voluntary petitions for relief under Chapter 11 of Title 11 of the United States Bankruptcy Code (the “Bankruptcy Case”) in the United States Bankruptcy Court for the District of Delaware (the “Court”).

On August 30, 2012, the Court entered an order confirming the Modified Second Amended Joint Chapter 11 Plan of Reorganization of Syms Corp. and Its Subsidiaries (the “Plan”). On September 14, 2012, the Plan became effective and Syms and its subsidiaries consummated their reorganization under Chapter 11 through a series of transactions contemplated by the Plan and emerged from bankruptcy. As part of those transactions, reorganized Syms merged with and into the Company, with the Company as the surviving corporation and successor issuer pursuant to Rule 12g-3 under the Securities Exchange Act of 1934 (the “Exchange Act”).

The Bankruptcy Case resulted in a severe reduction in the Company’s workforce and the devotion of substantially all of the Company’s resources to activities necessary to conclude the Bankruptcy Case. The legacy issues associated with the Bankruptcy Case have continued to require a substantial amount of time and attention from the Company’s reduced workforce. Also, this will be the Company’s first Form 10-Q after its emergence from bankruptcy in which the Company will not have the assistance of the financial consultants who worked with Syms during the Bankruptcy Case. In accordance with Rule 12b-25 under the Exchange Act, the Company anticipates filing its Form 10-Q within several days, but in no event later than five calendar days following the due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Richard G. Pyontek	201	902-9600
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Due to adverse business conditions, the Bankruptcy Case, and other circumstances, there was a significant adverse change in the Company’s results of operations for the quarter ended November 24, 2012, as compared to the same fiscal period in the prior year. Since the same period  in 2011, Syms ceased its retail operations and liquidated its inventory, furniture and fixtures, and transitioned from the going concern basis to the liquidation basis of accounting. This transition has caused the presentation of assets and liabilities in the Company’s financial statements to differ significantly from that reported by Syms in the corresponding 2011 period.

Under the Plan, the Company will attempt to monetize its real estate assets over time in a manner intended to maximize their value for the benefit of creditors and shareholders. The Company’s current business plan includes the monetization of its 15 commercial real estate properties existing as of September 14, 2012, and the sale or development of 28-42 Trinity Place in Lower Manhattan. The Company also plans to explore the licensing of its intellectual property, including its rights to the Filene’s Basement trademark, the Stanley Blacker and Maine Bay brands, and the intellectual property associated with the well-known Running of the Brides event and An Educated Consumer is Our Best Customer slogan. The discontinuation of retail operations and the change in the Company’s business plan will continue to impact the Company's results of operations.  These results will be reflected using the liquidation basis of accounting as of November 24, 2012, and management is in the process of calculating and verifying the results. For these reasons, the Company is unable to reasonably estimate its results of operations for the quarter ended November 24, 2012.

Trinity Place Holdings, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	January 2, 2013		/s/ Richard G. Pyontek
		By:	Richard G. Pyontek
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.	Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).

6.	Interactive data submissions. This form shall not be used by electronic filers with respect to the submission or posting of an Interactive Data File (§232.11 of this chapter). Electronic filers unable to submit or post an Interactive Data File within the time period prescribed should comply with either Rule 201 or 202 of the Regulation S-T (§232.12(b) of this chapter).